BRF S.A.

Publicly-Held Company

Corporate Taxpayer (CNPJ) 01.838.723/0001-27

Commercial Register (NIRE) 42.300.034.240

CALL NOTICE

EXTRAORDINARY GENERAL SHAREHOLDER’S MEETINGS

The shareholders of BRF S.A. (“Company”) are invited to meet at the Extraordinary General Shareholders’ Meetings to be held on July 3rd, 2023, at 11:00 a.m. (“EGM”), under virtual format, by means of the digital platform Chorus Call (“Digital Platform”), to discuss the following Agenda:

(i)	Increase of the authorized capital limit, from the current one billion, three hundred and twenty-five million (1,325,000,000) common shares to one billion, eight hundred and twenty-five million(1,825,000,000) common shares, with the consequent amendment of the caput of article 7 of the Company's bylaws (“Company’s Bylaws”) and consolidation of the Company's Bylaws; and
(ii)	Deletion of article 41 of the Company’s Bylaws, under the condition precedent to the settlement of an eventual capital increase through the issuance of new shares by the Company ("Capital Increase") with the consequent deletion of cross references and renumbering of the other articles, and consolidation of the Company’s Bylaws. Additionally, the waiver to the shareholders and/or investors from conducting a Tender Offer referred to in article 41 of the Company's Bylaws, in the context of an eventual Capital Increase (regardless of whether the Capital Increase will be approved by the shareholders or by the Company's Board of Directors).

PARTICIPATION INFORMATION

Attendance in the virtual meeting

Shareholders

The EGM will be carried out exclusively in a virtual format, by means of the Digital Platform, pursuant to article 124, paragraph 2-A, of Law No. 6,404/1976 (“Brazilian Corporate Law”) and CVM Resolution No. 81, dated March 29, 2022, as amended ("CVM Resolution 81").

The Company emphasizes that it will not be possible to physically attend the EGM, as it will be held exclusively online.

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As provided in article 6, paragraph 3, of CVM Resolution No. 81, shareholders wishing to participate in the EGM, personally or by means of attorneys-in-fact, must submit, by 11:00 a.m. on July 1st, 2023, 2 (two) days before the holding of the EGM, exclusively by the email acoes@brf.com, a request for access to the Digital Platform (“Access Request”).

The Access Request must contain the identification of the shareholder and, if applicable, of its attorney-in-fact who will participate in the EGM, and the digitalized copies of the following documents:

Individual Shareholders:

•	Photo I.D.; and
•	Statement disclosing the respective shareholding stake, issued by the financial institution responsible for the custody of the shares.

Corporate Shareholders:

•	Latest version of the Bylaws or consolidated articles of association and the corporate documentation granting powers to represent the legal entity (i.e. minutes of the election of directors);
•	Photo I.D. of the legal representatives;
•	Statement disclosing the respective shareholding stake, issued by the financial institution responsible for the custody of the shares;
•	In case of Investment Funds: (i) the latest consolidated version of the fund regulation; (ii) bylaws or articles of association of the administrator or manager, as the case may be, with the fund´s voting policy and corporate documents that prove the powers of representation (minutes of the election of directors, term(s) of investiture and/or power of attorney); and (iii) photo I.D. of the legal representative(s) of the fund administrator or manager.

Shareholders Represented by Power of Attorney:

•	In addition to the documents referred to above, a power of attorney which must have been granted within less than 1 (one) year to any attorney-in-fact who is a shareholder, manager of the Company, lawyer or financial institution, with the investment funds administrator responsible for representing its quota holders, as stated in paragraph 1 of article 126 of Law No. 6.404/1976. Corporate shareholders may be represented by proxy established according to their bylaws/articles of association, not being mandatory that the legal representative be a shareholder, manager of the Company, lawyer or a financial institution.
•	Photo I.D. of the attorney-in-fact;
•	Shareholders may, if they wish, useproxies made available by the Company to vote on the matters subject to the EGM, according to the Public Proxy Request made by the Company, in the form provided in article 50 and following of CVM Resolution No. 81. The documents related to the Public Proxy Request were disclosed by the Company on the Investor Relations website (http://ri.brfglobal.com, under Corporate Governance) and on the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (www.cvm.gov.br), of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and of the Securities and Exchange Commission (www.sec.gov)

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Foreign Shareholders:

•	Foreign shareholders must present the same documentation as Brazilian shareholders, except that the corporate documents of the legal entity and the power of attorney must be translated into a sworn form, not being required their notarization and consularization.
•	The Company shall forward the individual invitations to access the Digital Platform and the respective instructions for accessing the electronic system for participation in the EGM, including the password required to do so, to shareholders (or their duly constituted representatives or attorneys) who have submitted their Access Request within the due date and under the conditions described above, by e-mail.
•	The shareholders who do not submit the Access Request within the aforementioned period (until 11:00 a.m. on July 1st, 2023) will not be able to participate in the EGM.
•	For additional information on participation in the EGM and access to the Digital Platform, the shareholder should consult the Shareholders´ Manual.
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Holders of American Depositary Receipts – ADRs:

•	ADR holders will be represented at the EGM by the The Bank of New York Mellon, as a depositary institution, under the terms of “Deposit Agreement” entered into with the Company. The participation of ADR holders in the EGM through the Digital Platform will not be allowed.

Participation by Distance Voting

As stated in articles 26 and following of the CVM Resolution No. 81, Company’s shareholders may send their voting instructions, from this date on until June 26, 2023 (inclusive), on the matters to be dealt with at the EGM by completing and sending the form allowing them to cast their vote from distance (“Distance Voting Form”), models of which are available separately on the Company's Investor Relations website (http://ri.brfglobal.com, under Corporate Governance) and at the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (www.cvm.gov.br) and of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br). The Company's shareholders may transmit their voting instructions to the bookkeeping agent for the shares issued by the Company, to their respective custody agent or directly to the Company. In case of sending directly to the Company, shareholders must forward the Distance Voting Forms, duly completed, initialed, and signed, through the e-mail acoes@brf.com, along with scanned copies of the necessary documents. For additional information, the shareholder must observe the rules set forth in CVM Resolution No. 81 and the procedures described in the Form made available by the Company, as well as in the respective Manual for Participation in the EGM.

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The Company’s shareholders interested in accessing the information or solving doubts related to the matters above must contact the Company’s Investor Relations area, by phone +55 (11) 2322-5377 or via e-mail: acoes@brf.com.

All documents relevant to the EGM, including more detailed information on the matters included in the agenda and on access to the Digital Platform, are available in the Manual for Participation in the EGM, which is available to shareholders on the websites http://ri.brf-global.com,, www.b3.com.br and www.cvm.gov.br.

Itajaí (SC), June 1st, 2023.

Marcos Antonio Molina dos Santos

Chairman of the Board of Directors

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